Exhibit 99.2

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

LORUS THERAPEUTICS INC. ANNOUNCES $17M OVERNIGHT MARKETED FINANCING

Toronto, Ontario, March, 26, 2014 - Lorus Therapeutics Inc. (TSX:LOR) (“Lorus” or the “Company”) announces that it has filed a preliminary short form prospectus in connection with an overnight marketed public offering (the “Offering”) of common shares of the Company (the “Common Shares”) for approximately $17 million. The Offering will be conducted through a syndicate of underwriters led by RBC Capital Markets and including Roth Capital Partners and Cormark Securities Inc. (the “Underwriters”). The Company has agreed to grant to the Underwriters an over-allotment option to purchase that number of additional Common Shares equal to 15% of the Common Shares sold pursuant to the Offering at the offering price for a period ending 30 days following the closing of the Offering. The definitive price of the Offering will be determined in the context of the market with the final terms to be agreed upon at the time of the entering into of an underwriting agreement.

The net proceeds from the Offering will be used to develop the Company’s lead clinical agent LOR-253, fund related clinical trials in Acute Myeloid Leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies, fund the Company’s manufacturing program, support ongoing research and development programs and for general and corporate working capital purposes.

The Common Shares will be offered in all of the provinces of Canada, excluding Quebec, by way of short form prospectus, and may also be offered in other jurisdictions in a manner permitted by applicable securities laws.

The Offering is expected to close on or about April 10, 2014, subject to customary conditions and all regulatory approvals including the approval of the Toronto Stock Exchange and of applicable securities regulatory authorities and the entering into of an underwriting agreement between the Company and the Underwriters.

The securities being offered have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale or the solicitation of an offer to buy securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Lorus

Lorus is a clinical stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:

For further information, please contact:

Greg Chow, Chief Financial Officer

416-798-1200

gchow@lorusthera.com